Exhibit 4.1

SHARE CERTIFICATE

Number	Shares

DT House Limited

(Name changed from Upperhouse Group (Cayman) as on 22nd Nov, 2024)

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each

THIS SHARE CERTIFICATE CERTIFIES THAT as of is the registered holder of fully paid Shares of a par value of USD 0.001 per share in the above-named Company which are held subject to, and transferable in accordance with, the Memorandum and Articles of Association of the Company (as Revised).

In Witness Whereof the Company has authorised this certificate to be issued on the.

By

Director